Exhibit 99.1

Jaguar Mining Announces Filing on SEDAR of its 2014 Annual Financial Statements and Management's Discussion and Analysis

TSX-V: JAG

TORONTO, April 13, 2015 /CNW/ - Jaguar Mining Inc. ("Jaguar" or the "Company") (JAG: TSX-V) today announced it has filed its audited financial statements and management's discussion and analysis for the year ended December 31, 2014 on www.sedar.com. These financial statements, along with the related notes, management's discussion and analysis can also be viewed at the investor relations page of the Company's website at www.jaguarmining.com.

About Jaguar Mining
Jaguar is a gold producer with mining operations in a prolific greenstone belt in the state of Minas Gerais, Brazil. Additionally, Jaguar wholly owns the large-scale Gurupi Development Project in the state of Maranhão, Brazil. In total, the Company owns mineral claims covering an area of approximately 197,000-hectares. Additional information is available on the Company's website at www.jaguarmining.com.

SOURCE Jaguar Mining Inc.

%CIK: 0001333849

For further information: Derrick Weyrauch, Chief Financial Officer, Phone: 01-416-628-9601, dweyrauch@jaguarmining.com

CO: Jaguar Mining Inc.

CNW 07:00e 13-APR-15